

Investor Conference Call
Acquisition of DRONCO GmbH

June 1, 2015

David Westgate
CEO

Sarah Sutton
CFO

Dial-in: 877-407-3982
http://investors.jasoninc.com



Safe Harbor, Forward Looking Statements And Non-GAAP Measures

Forward Looking Statements:

This presentation includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "anticipate," "believe," "expect," "estimate," "plan," "outlook," and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include projected financial information. Such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects, acquisitions and other aspects of the businesses of Jason Industries, Inc. ("JASN") are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements.

All forward-looking statements are based on assumptions that we have made in light of our industry experience and our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you review and consider this presentation, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual results and cause them to differ materially from those anticipated in the forward-looking statements.

More information on potential factors that could affect the Company's financial condition and operating results is included in the "Risk Factors" section and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section included in the Company's Quarterly Report on Form 10-K for the year ended December 31, 2014, and in the Company's other filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this presentation speaks only as of the date on which we make it. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Non-GAAP Measures

Included in this presentation are certain non-GAAP financial measures designed to complement the financial information presented in accordance with generally accepted accounting principles in the United States of America ("GAAP") because management believes such measures are useful to investors. Because the Company's calculations of these measures may differ from similar measures used by other companies, you should be careful when comparing the Company's non-GAAP financial measures to those of other companies. A reconciliation of non-GAAP financial measures to GAAP financial measures is included in an appendix to this presentation.

Agenda

Transaction Overview

Strategic Alignment & Market Overview

DRONCO Overview

Financial Summary

2015 Guidance

Q&A



Transaction Overview

- Acquired DRONCO GmbH ("DRONCO") On May 29, 2015
- DRONCO Is A Market Leader In Bonded Abrasives With €40 Million In Revenue
- Purchase Price of €32 Million Of Cash And €10 Million Of Assumed Liabilities
- Integrate DRONCO With Jason's Finishing Segment
- Expect $2.5 Million Of Annual Cost Synergies Within 18 Months
- Attractive Synergies
  - Growth Synergies
  - Cost Synergies





Strategic Alignment

Meets Acquisition Objectives
- Accretive To Margins After Synergies
- Expand Global Presence
- Bolt On In Higher Growth Adjacent Market

Strengthens Finishing
- Expands Breadth of Product Portfolio with Bonded Abrasives
- Acquires A Technology Leader In Performance, Quality, and Safety
- Emerging Market Expansion Opportunities

Synergies
- Manufacturing And Logistics Optimization
- Facility Consolidation
- Significant Cross-Selling Opportunities
- Leverage Finishing's Global Sales And Distribution Network To Drive Growth

Talent
- Strong Management Team
- Significant Engineering Expertise With History Of Product Innovation

Expands Finishing Into Attractive Abrasives Market

 # Jason Finishing

End Product		2014 Revenue	Addressable Market	Overall Market Growth
Industrial Brushes		$109 Million (58%)	$1.5 Billion	GDP
Industrial Buffs & Compounds		$49 Million (26%)	$0.5 Billion	GDP
Abrasives		*$7 Million (4%)*	*$6.0 Billion*	*6%[1]*
Other		$23 Million (12%)		GDP
Total		**$188 Million**	**$8.0 Billion**	

1 - Per Freedonia March 2014 "World Abrasives" study

Overall Abrasives Market Forecasted At 6% CAGR



Surface Technology Applications



Polish



Finish



Deburr



Blend



Grind



Cut

Technical Abrasives approx. $6 B world market

Buff & Compounds approx. $0.5 B world market

Industrial Brushes approx. $1.5 B world market

(Scale increases)

Polish Fine | Polish Medium | Polish Coarse | Finish Fine | Finish Medium | Finish Coarse | Deburr Fine | Deburr Medium | Deburr Coarse | Blend Fine | Blend Medium | Blend Coarse | Grind Fine | Grind Medium | Grind Coarse | Cut Fine | Cut Medium | Cut Coarse

■ Buffs ■ Non Woven ■ Brushes ■ Coated Abrasive ■ Bonded Abrasive

Targeting $6 Billion of the Technical Abrasives Market

 # DRONCO Overview

- European Market Leader In Bonded Abrasives, Specifically Cutting And Grinding Discs

- Excellent Product Performance And High Quality Standards

- Significant Opportunities When Combined With Jason Finishing
  - Operational Synergies
  - Sales Synergies From Global Distribution And "One Stop Shop"
  - Estimated 35% Of Jason Finishing Customers Buy Abrasives
  - Buyers Spend 3 – 4x More On Abrasives Than On Brushes




DRONCO Overview



Metal
cutting discs

Stone
cutting discs

Grinding discs

Flap discs

Cleaning – and
polishing tools

    

    

Diamond cutting discs
Diamond tools

Drills

Technical brushes

Flexible and semi-
flexible abrasives

Vitrified bonded
abrasives /
Grinding cups

Technology Leader With Focus On Performance, Quality & Safety





DRONCO Overview

Revenue By Product



Flap Discs, 12%
Accessories, 7%
Diamond Discs and Tools, 16%
Thin Cutting Discs, 35%
Grinding Discs, 7%
Other Cutting Discs, 23%

Revenue By Geography



ROW, 12%
Europe, 88%

End Markets Include General Industrial, Construction and Consumer DIY

Strategic Fit With Jason's Global Finishing Distribution



Global Finishing
Sales & Distribution Network

Karlstad
Huskvarna
Manchester
Chepstow
Haan
Burgwald
Roissy
Wunsiedel
Sélestat
Gura Humorului
Brito
Valencia
Beijing
Shanghai
Jiangmen
Taiwan
Cleveland
Richmond
Hamilton
Richmond
Nogales
Mexico City
Aurangabad
Singapore
Sao Bernando do Campo

● DRONCO   ● Jason Finishing

Uniquely Positioned to Globalize DRONCO

 # Financial Summary

Purchase Price	– €32 Million (US$34.5 Million) Of Cash And €10 Million (US$11.2 Million) Of Assumed Liabilities – 2015E Adjusted EBITDA Multiple Of 9.2x – 6.1x With Cost Synergies
Synergies	– Expect $2.5 Million Of Annual Cost Synergies Within 18 Months Through Facility Consolidation, Manufacturing And Logistics Optimization – Incremental Cross-Selling Opportunities
Funding	– Funded Through Existing Cash And Assumption Of $11.2 Million Of Liabilities
Leverage	– 1Q15 Pro Forma Net Debt To LTM Adjusted EBITDA of 5.15x – Net Debt To LTM Adjusted EBITDA Estimated at 4.5x By Year End
Liquidity	– 1Q15 Pro Forma Liquidity of $64.1 Million, with $19.1 Million of Cash and $45.0 Million of Available Revolving Borrowing Capacity – Expect Free Cash Flow Generation From Operations and Working Capital Improvement in Remainder of 2015
Margin Impact	– Expected To Be Accretive To Jason And Finishing Adjusted EBITDA Margin In 2016



Fiscal 2015 Outlook

	Previous	Current
Revenue (in millions):	$685 - $700	$708 - $723
- Organic Growth*	2% to 4%	2% to 4%
- Acquisitions		~3%
Adjusted EBITDA (in millions):	$84 - $88	$87 - $91
Cap Ex As % Of Sales:	4.5% - 5.0%	4.5% - 5.0%

- Outlook Updated For Impact of DRONCO Acquisition

- Base Business Outlook Remains On-Track

Adjusted EBITDA Outlook Up ~14% Over 2014

*Organic growth is presented on a constant currency basis.



Summary

- Bolt-On In Higher Growth Adjacent Abrasives Market

- Acquires A Technology Leader In Performance, Quality, and Safety

- Strong Strategic Fit in Finishing with Significant Synergies

- Significant Cross-Selling Opportunities Leveraging Finishing's Global Sales And Distribution Network To Drive Growth

- Meets Acquisition Objectives to Deliver Future Long-Term Growth and Shareholder Value



Q&A



Appendix



Adjusted EBITDA Reconciliation

	2011	2012	2013	2014
($ in millions)				
Net Income (Loss)	$9.3	$14.7	$24.1	($18.9)
Tax provision	4.1	4.8	18.2	(8.5)
Interest expense	17.0	18.6	20.7	23.5
Depreciation and amortization	20.2	24.2	27.0	33.2
Loss on disposals of fixed assets - net	0.1	0.5	-	0.4
EBITDA	50.7	62.8	90.0	29.7
Adjustments:				
Impairment of long-lived assets	1.3	0.5	-	-
Restructuring	0.7	1.6	3.0	3.7
Transaction-related expenses	0.9	-	1.3	30.3
Integration and other restructuring costs	0.4	1.0	1.0	12.9
2013 Refinancing Transactions - Advisory, legal, professional fees and special bonuses	-	-	4.7	-
Newcomerstown net fire costs (income) and related items	3.0	(1.3)	(18.8)	-
Adjustment for non-discrete fire costs	-	1.4	(1.4)	-
Multiemployer pension plan withdrawal expense (gain)	-	3.4	(0.7)	-
Gain on claim settlement	-	-	(0.4)	-
Sponsor fees	1.0	1.1	1.1	0.6
Gain from sale of joint ventures	-	-	-	(3.5)
Share-based compensation	-	-	-	4.1
Total adjustments	7.3	7.7	(10.2)	48.1
Adjusted EBITDA	**$58.0**	**$70.5**	**$79.8**	**$77.8**